February 5, 2020

Jill Golder
Chief Financial Officer
Cracker Barrel Old Country Store, Inc
305 Hartmann Drive
Lebanon, Tennessee 37087-4779

       Re: Cracker Barrel Old Country Store, Inc
           Form 10-K for the Fiscal Year Ended August 2, 2019
           Filed September 27, 2019
           File No. 001-25225

Dear Ms. Golder:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 2, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 28

1. Please tell us how you have complied with the disclosure guidance in Item 10(e)(i) of
      Regulation S-K related to your presentation of store operating margins. Consolidated Statements of Income, page 45

2. Please tell us your consideration of the guidance in Item 10(e)(ii)(C) of Regulation S-K related to your presentation of store operating income on the face of the statements of income.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jill Golder
Cracker Barrel Old Country Store, Inc
February 5, 2020
Page 2

       You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344
with any questions.



FirstName LastNameJill Golder                          Sincerely,
Comapany NameCracker Barrel Old Country Store, Inc
                                                       Division of Corporation
Finance
February 5, 2020 Page 2                                Office of Trade &
Services
FirstName LastName